SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Celebrates Eighth Anniversary With
More than 100 Million Passengers Transported

São Paulo, January 15, 2009 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost airline, today celebrates its eighth anniversary of operations, transporting more than 100 million passengers. Since launching operations in January 2001, the Company has achieved over 40% market share and today serves 59 destinations with 104 airplanes, employs almost 16,000 people and owns five brands – GOL, VARIG, SMILES, Voe Fácil and Gollog.

In 2008, the Company completed the incorporation of VARIG. The operational synergies due to this acquisition have already benefitted the Company, as evidenced by a 3Q08 operational profit of R$ 61.2 million and a load factor of 68 percent in December 2008. To further streamline operations, the Company also upgraded its systems to New Skies on January 13.

GOL has made – and will continue to make – significant investments in operations that have cemented the s reputation as one of the safest and most efficient companies in the globalCompany’ aviation industry. Today, GOL’s modern, safe and comfortable fleet of Boeing 737 Next Generation aircraft, have an average age of 5.5 years and offer low maintenance costs, low fuel consumption while also providing high operational efficiency.

During the last eight years, approximately 1,600 captains and copilots received over 37,500 hours in flight simulators and 240,000 hours of flight. Additionally, 22,500 ntenance team underwent 20,000 hours of training; construction to expand in Confins is expected to be completed later this year and will increase the up to 110 aircraft.

Technology has always been an important part of GOL’s revolutionized the Brazilian aviation industry by focusing on the Internet for ticket sales, eliminating the need for traditional paper tickets. GOL also introduced the concept of online check-in, allowing passengers to print their own boarding pass. GOL is also the first Brazilian airline to offer passengers the technology to check-in using just their mobile phone.

In 2008, the SMILES program was expanded to include GOL customers, allowing them to accumulate miles by purchasing tickets, or services or products from approximately 115 partner companies in Brazil and abroad.

These expanded service offerings – when combined with GOL’s cargo transportation business (Gollog) and its Voe Fácil program (which allows customers to pay for airline tickets in monthly installments), – solidifies GOL as one of the leading and most respected companies in Brazil.

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CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s-cost airline,lowoffers nearly 800 daily flights to 49 destinations connecting the most important cities in Brazil and ten major destinations in South America. The company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable aircraft of its class that provides high aircraft utilization service is recognized as the best value proposition in the market.

Ph: (5511) 3169 6800
E-mail: ri@golnaweb.com.br
Site: www.voegol.com.br/ir

Corporate Communication
Ph.: (11) 2128-4413
comcorp@golnaweb.com.br

Media –Brazil & South America	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, management. . Such forward-looking statements depend, substantially, on external factors, besides those disclos
FSB Comunicações (Brazil):
Heloísa Reinert
Ph.: (11) 3061-9596
heloisa.reinert@fsb.com.br

Media –U.S. and Europe
Edelman
Meaghan Smith and Noelle Dean
Ph: +1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.